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Exhibit 3.1.8

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF SERIES E PREFERRED STOCK OF
STRATUS SERVICES GROUP, INC.

        Stratus Services Group, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY THAT:

          A. Pursuant to authority conferred upon the Board of Directors by the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), said Board of Directors, on June 18, 2001, adopted a resolution providing for the designation, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions of the Corporation's Series E Preferred Stock.

          B. The Corporation filed a Certificate of Designations, Preferences and Rights of Series E Preferred Stock ("Certificate of Designation") with the Secretary of State of the State of Delaware on July 17, 2002 and a Certificate of Amendment thereto on August 2, 2002 which amended and restated the Certificate of Designation in its entirety (as so amended and restated, the "Amended Certificate of Designation").

          C. Pursuant to the provisions of Section 242 of the Delaware General Corporation Law ("DGCL"), said Board of Directors, have adopted a resolution providing for the amendment of Section 3(i) of the Amended Certificate of Designation (the "Amendment"), which resolution is as follows:

            RESOLVED, that the Board of Directors deems it advisable to, and, subject to the approval of the holders of a majority of the outstanding shares of Series E Preferred Stock, hereby does, amend Section 3(i) of the Amended Certificate of Designation to revise the restriction on conversion set forth therein which restricts a holder of Series E Preferred Stock from converting shares of Series E Preferred Stock or receiving shares of Common Stock as dividends on the Series E Preferred Stock to the extent that such conversion or receipt would result in the holder beneficially owning in excess of 9.999% of the Corporation's outstanding Common Stock to a restriction which would restrict a holder of Series E Preferred Stock from converting shares of Series E Preferred Stock and receiving shares of Common Stock as dividends on the Series E Preferred Stock to the extent that such conversion or receipt would result in the holder beneficially owning in excess of 4.99% of the Corporation's Common Stock;

            FURTHER RESOLVED, that, subject to the approval of the holders of a majority of the outstanding shares of Series E Preferred Stock, the President, the Secretary and any Vice President of the Corporation (each, a "Designated Officer") is hereby authorized and directed to execute and file, in the name of and on behalf of the Corporation, an Amendment to the Certificate of Designation which shall amend and restate Section 3(i) of the Amended Certificate of Designation as follows:

            (i)    Certain Conversion Restrictions.    A holder may not convert shares of Series E Preferred Stock or receive shares of Common Stock as payment of dividends hereunder to the extent such conversion or receipt of such dividends would result in the holder, together with any affiliate thereof, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 4.999% of the then issued and outstanding shares of Common Stock, including shares issuable upon conversion of, or payable as dividends on, the shares of Series E Preferred Stock held by such holder after application of this Section. Since the holder will not be obligated to report to the Company the number of shares of Common Stock he may hold at the time of a conversion hereunder, unless the conversion at issue would result in the issuance of shares of Common Stock in excess of 4.999% of the then outstanding shares of Common Stock without regard to any other shares which may be beneficially owned by the holder or an affiliate thereof, the holder shall have the authority and obligation to determine whether the restrictions contained in this Section will limit any particular conversion hereunder and to the extent that the holder determines that the limitation contained in this Section applies, the determination of which portion of the shares of Series E Preferred Stock are convertible shall be the responsibility and obligation of the holder. If the holder has delivered a Conversion Notice for shares of Series E Preferred Stock that, without regard to any other shares that the holder or its affiliates may beneficially own, would result in the issuance in excess of the permitted amount hereunder, the Company shall notify the holder of this fact and shall honor the conversion for the maximum permitted to be converted on such Conversion Date in accordance with the periods described in Section 5(b) and, at the option of the holder, either retain any shares tendered for conversion in excess of the permitted amount hereunder for future conversions or return such excess shares of Series E Preferred Stock to the holder. The provisions of this Section may be waived by a holder (but only as to itself and not to any other holder of Series E Preferred Stock) upon not less than 61 days prior notice to the Company. Other holders of Series E Preferred Stock shall be unaffected by any such waiver.

          D. In lieu of a meeting and vote of stockholders, the holders of a majority of the outstanding shares of Series E Preferred Stock of the Corporation have given written consent to the Amendment in accordance with the provisions of Section 228 of the DGCL.

          E. The Amendment has been duly adopted and approved in accordance with the provisions of Sections 242 and 228 of the Delaware General Corporation Law.

          F. The recitals and resolutions contained herein have not been modified, altered or amended and are presently in full force and effect.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment this 19th day of December, 2003.

STRATUS SERVICES GROUP, INC.
By:	/s/ JOSEPH J. RAYMOND Joseph J. Raymond, President and Chief Executive Officer

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  Exhibit 3.1.8